DD's Deluxe Rod Holder, Inc.

VIA EDGAR CORRESPONDENCE

October 15, 2015

Ms. Susan Block
Attorney Advisor
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re: DD's Deluxe Rod Holder, Inc.
Registration Statement on Form S-1
Filed May 29, 2015
File No. 333-204518

Dear Ms. Block:

Please consider this as our request to accelerate the effective date of the above-referenced registration statement for DD's Deluxe Rod Holder, Inc. (the "Company"). We request that the registration statement be made effective as of October 19, 2015, at 5:00 p.m. EST, or as soon thereafter as possible.

The Company acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

The Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

The Company acknowledges that it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

DD'S DELUXE ROD HOLDER, INC.

BY: ________________________________
Desmond Deschambeault,
President and Principal Executive Officer
Treasurer and Principal Financial Officer